UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 21 April 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123

APPOINTMENT OF GOLD FIELDS NON-EXECUTIVE DIRECTOR

The Board of Directors of Gold Fields is pleased to announce the appointment of Ms Maria Cristina Bitar as a Non-Executive Director to the
Board of Directors of the Company with effect from 1 May 2022.
Ms Bitar has 25 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability.
In addition, she has more than 12 years of board experience in large publicly traded companies both in Chile and abroad, with proven experience working within the mining sector.

Ms. Bitar holds a Major in Economics and Minor in Sociology from Dartmouth
College as well as an MBA from Universidad de Chile and Tulane University
(joint program).

The Board welcomes Ms. Bitar and looks forward to her contribution in guiding the Company in its journey.
21 April 2022
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 21 April 2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer